MUNDOVAL FUND
GLOBAL VALUE INVESTING



THE FUND : HOLDINGS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS

Top 15 Holdings as of June 30, 2010	
Travelers Inc.	3.61%
3M Co.	3.56%
AstraZeneca Plc ADR	3.45%
Sanofi Aventis ADR	3.31%
Ingersoll Rand Co., Ltd.	3.25%
Unilever Plc ADR	3.22%
WellPoint Inc.	3.07%
Time Warner Inc.	3.03%
Pfizer Inc.	2.99%
Banco Santander ADR	2.97%
Microsoft Corp.	2.89%
Bank of America Corp.	2.86%
GlaxoSmithKline PLC	2.85%
Novartis AG ADR	2.78%
Johnson & Johnson	2.78%

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

THE FUND : SECTORS

PORTFOLIO INFORMATION
PROXY VOTING
HOLDINGS
SECTORS
FINANCIAL REPORTS
IN THE NEWS


Health Care 25.91%
Financials 19.34%
Industrials 12.02%
Consumer Staples 10.72%
Information Technology 10.10%
Consumer Discretionary 9.34%
Telecommunication Services 6.68%
Energy 2.67%
Materials 1.85%
Net Cash 1.37%

Fund Sectors as of June 30, 2010	
Health Care	25.91%
Financials	19.34%
Industrials	12.02%
Consumer Staples	10.72%
Information Technology	10.10%
Consumer Discretionary	9.34%
Telecommunication Services	6.68%
Energy	2.67%
Materials	1.85%
Net Cash	1.37%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.